Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income per Common and Common Equivalent Share

For the Three Months Ended March 31, 2004 and 2003

(in thousands of U.S. dollars, except per-share amounts)

	For the Three Months Ended March 31, 2004			For the Three Months Ended March 31, 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$145,644			$124,369
Less: preferred dividends	4,894			5,000

Net Income available to common shareholders/ Basic Net Income Per Share	140,750	53,781.1	$2.62	119,369	52,403.2	$2.28

Effect of Dilutive Securities:
Class B Warrants		—			898.6
Stock Options		589.0			436.8

Net income available to common shareholders/Diluted Net Income Per Share	$140,750	54,370.1	$2.59	$119,369	53,738.6	$2.22